SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20
Publicly-held Company
CVM Registration: 1431-1
SEC Registration (CUSIP) 20441B407 – Preferred “B”
SEC Registration (CUSIP) 20441B308 – Common
LATIBEX Registration 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power to the State of Paraná, with stocks listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), in compliance with Article 12 of CVM Instruction 358/02, hereby informs its shareholders and the market in general that it received the following communication from shareholder “Government of Singapore Investment Corporation Pte Ltd”:

September 04, 2012.

Attn:
Mr. Ricardo Portugal Alves
Investor Relations Director
Rua Coronel Dulcídio, 800 – 3º andar
80420-170 – City: Curitiba – State: Paraná
Brazil

Dear Sir,

OFFICIAL DECLARATION
-POSITION IN CIA PARANAENSE DE ENERGIA- COPEL Preference Shares

Pursuant to Article 12 of CVM Instruction no. 358, as amended by CVM Instructions no. 369 and 449, we are required to notify CIA PARANAENSE DE ENERGIA - COPEL that our aggregate holdings in CIA PARANAENSE DE ENERGIA - COPEL Preferences Shares (ISIN: BRCPLEACNPB9) and its ADR (ISIN: US20441B4077) have reached the 5% disclosure limit as of 31 August 2012.

The table below indicates the details of our holdings:

Passenger Acc Name	Qualification	Tax ID	Holdings	% Holdings*
Government of Singapore	Legal entity constituted outside Brazil	08.765.815/0001-73	5,317,694	4.13%
Monetary Authority of Singapore	Legal entity constituted outside Brazil	05.840.118/0001-41	1,254,671	0.98%
Total Holdings			6,572,365	5.11%

* Based on number  of preference shares of 128,624,295

Other than the shareholding detailed above, we do not hold, directly or indirectly, any subscription bonus, rights to subscribe to shares, options to buy shares or convertible debentures into shares, on CIA PARANAENSE DE ENERGIA - COPEL at the time of writing.

Please be informed that our interest in CIA PARANAENSE DE ENERGIA - COPEL extends only as far as maintaining a diversified trading portfolio. As such, we have no interest in altering the composition of the control or administrative structures of CIA PARANAENSE DE ENERGIA - COPEL.

Furthermore, at the time of writing, we are not a party to any agreement or contract regulating the right to vote or purchase and sell securities issued by CIA PARANAENSE DE ENERGIA - COPEL. Finally, we would be grateful if you would forward this declaration to the Comissão de Valores Mobiliários, Bovespa.

Please do not hesitate to contact Mr Lim Eng Kok at 65-6889 8932 or limengkok@gic.com.sg should you require any further information or clarification

Thank you for your kind attention.

 Yours faithfully,

Celine Loh Senior Vice President Custody & Control – Equities Related Investment Operations Departament	Lim Eng Kok Senior Vice President Custody & Control – Equities Related Investment Operations Departament

Curitiba, September 04, 2012.

Ricardo Portugal Alves
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 05, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.